EXHIBIT 21.1

SUBSIDIARIES OF BLACKROCK KELSO CAPITAL CORPORATION

Name	Jurisdiction
BKC ASW Blocker, Inc.	Delaware
BKC DVSH Blocker, Inc.	Delaware
BKC MTCH Blocker, Inc.	Delaware

In addition, we may be deemed to control certain portfolio companies identified as “Controlled Investments” in footnote (g) to the Schedule of Investments at December 31, 2008 included in the Financial Statements portion of BlackRock Kelso Capital Corporation’s Form 10-K for the year ended December 31, 2008.